EXHIBIT 99
                                FORM 51-102F3

                           MATERIAL CHANGE REPORT


1. Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2. Date of Material Change

The material change occurred on Friday, October 22, 2004 after the close of trading on the Toronto Stock Exchange (the "TSX") and The New York Stock Exchange (the "NYSE").


3. Press Release

On Monday, October 25, 2004, at approximately 6:30 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks.


4. Summary of Material Change

On Monday, October 25, 2004 Magna issued a press release announcing that it had made separate proposals to the respective boards of directors of its three public subsidiaries, Intier Automotive Inc. ("Intier"), Decoma International Inc. ("Decoma") and Tesma International Inc. ("Tesma"), in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna in exchange for either Magna Class A Subordinate Voting Shares, based on a specified share exchange ratio, or, if a subsidiary shareholder so elects, cash based on a specified formula and subject to a capped aggregate amount in the case of each proposed transaction. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario Law, is independent and not conditional on completion of the other transactions. A copy of the press release issued October 25, 2004 is attached.


5. Full Description of Material Change

On Monday, October 25, 2004 Magna issued a press release announcing that it had made separate proposals to the respective boards of directors of its three public subsidiaries, Intier, Decoma and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna in exchange for either Magna Class A Subordinate Voting Shares, based on a specified share exchange ratio, or, if a subsidiary shareholder so elects, cash based on a specified formula and subject to a capped aggregate amount in the case of each proposed transaction. Each proposal is independent and not conditional on completion of the other transactions.

                                      - 2 -
The Transactions

Under the proposals, shareholders of Intier would receive 0.3847 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier, shareholders of Decoma would receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma, and shareholders of Tesma would receive 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma. Under each of the proposals, at the election of any shareholder of the applicable subsidiary, such shareholder would receive, in lieu of Class A Subordinate Voting Shares of Magna, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the applicable plan of arrangement. The aggregate cash payable to all electing shareholders in the proposed transactions would be capped at approximately half of the total onsideration contemplated by each of the proposals based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. The capped amounts are Cdn. $125 million for Intier, Cdn. $150 million for Decoma, and Cdn. $350 million for Tesma. If, in any of the separate transactions, shareholders of the applicable subsidiary in the aggregate elect to receive cash in excess of the applicable cap, the total available cash for that transaction will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares.

The consideration offered pursuant to the proposals represents a premium of approximately 36.5% for the Class A Subordinate Voting Shares of Intier, 26.3% for the Class A Subordinate Voting Shares of Decoma, and 33.3% for the Class A Subordinate Voting Shares of Tesma, in each case based on the respective volume-weighted average trading prices of Magna's Class A Subordinate Voting Shares and the Class A Subordinate Voting Shares of each of the respective subsidiaries for the 20 trading days ended October 22, 2004. Canadian resident shareholders of Intier, Decoma, and Tesma are expected to achieve a tax-deferred rollover to the extent that they receive Magna Class A Subordinate Voting Shares in exchange for shares of Intier, Decoma and Tesma, as applicable.

Based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna is approximately Cdn. $1.3 billion. The total purchase price would be satisfied by the issuance of approximately 13.9 million Magna Class A Subordinate Voting Shares, in the event shareholders of the subsidiaries receive all stock, or approximately 7.1 million Magna Class A Subordinate Voting Shares and Cdn. $625 million in cash, in the event hareholders of the subsidiaries elect to receive the maximum amount of cash. Additionally, Magna will assume responsibility for any outstanding stock options issued by the subsidiaries. The outstanding subsidiary stock options at the effective date will remain outstanding in accordance with their existing terms. However, on the exercise of the options, option holders will receive shares of Magna Class A Subordinate Voting Shares based on the relevant share exchange ratio.

Each of the transactions is proposed to be carried out by way of a court approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. Under the terms of the proposals and as equired by Ontario law, the respective boards of directors of Intier, Decoma and Tesma would each establish an independent committee to consider the proposal from Magna. Each independent committee would retain legal and financial advisors to assist it and in particular would engage and supervise a financial advisor to prepare a formal valuation of its Class A Subordinate Voting Shares. Proxy solicitation materials would be prepared by each of Intier, Decoma and Tesma in connection with the respective special meetings of shareholders to


                                       - 3 -


be called to consider the plan of arrangement. The proxy materials for each meeting would disclose the relevant formal valuation and would also contain hatever recommendation the independent members of its board of directors deem appropriate following the conclusion of their deliberations and taking into account the advice received from their legal and financial advisors. Each transaction would require the approval of the shareholders of each subsidiary, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. In addition to shareholder approval, there would be a final court hearing to approve the plan of arrangement for each of Intier, Decoma, and Tesma. Each transaction is targeted for completion in January 2005 in the event shareholder approval is obtained.

Reasons for the Transactions and Magna After the Transactions

Magna believes that the proposed transactions will better position the Magna automotive groups to compete on a global basis in the face of changing industry dynamics. The following is a summary of the key elements of the strategic and business rationale for the transactions.

If the proposed transactions are successfully completed, Magna will be able to capitalize on its broad product capabilities and will be better positioned to meet customers' needs for larger modules and systems that include two or more of Magna's current product groups. As OEM vehicle engineering and assembly evolves, the trend towards larger, more sophisticated, and highly-engineered systems and modules continues. These modules are increasingly crossing traditional supplier product lines. With its diverse product portfolio and with increased flexibility, Magna believes that it will be well positioned to capitalize on cross group modules.

The transactions will allow Magna to fully exploit the vast competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. with its vast product portfolio, Magna has substantial depth of knowledge in design, engineering, systems testing, and manufacturing using a wide variety of techniques, materials and processes. Magna Steyr's complete vehicle engineering and design capability includes the vehicle's interior, exterior, powertrain and drivetrain as well as complete electric and electronic architecture. As a result of its broad capabilities, Magna Steyr has an in-depth understanding of how the vehicle's various systems interact and other Magna groups will be able to leverage this knowledge.

The transactions will give Magna the opportunity to better align its product portfolio where it has similar capabilities in different groups. In some cases, either through past acquisitions or the convergence of technologies, Magna has similar expertise in different groups that could be naturally aligned. Some of these overlapping product areas are capital-intensive and are expected to continue to converge in the future. Alignment of some of these capabilities will allow Magna to achieve operational synergies.

As Magna continues to expand into new markets and further broaden its customer base, Magna expects to be able to avoid duplicate investments in infrastructure. One Magna identity will also allow the company to be better positioned in new markets where the Magna name continues to hold greater recognition, particularly with Asian customers who prefer one Magna voice.

In addition to the operational objectives outlined above, Magna expects the transactions to be neutral to modestly accretive to Magna's earnings. The level of accretion is dependent on the mix of cash and shares of Magna Class A Subordinate Voting Shares elected by the shareholders of Intier, Decoma, and Tesma, respectively, the extent of purchase accounting adjustments, and the level of synergies that Magna may realize as a result of the transactions. From an accounting perspective, Magna's minority interest expense line would no longer include an amount representing the percentage of Intier, Decoma and Tesma's earnings attributable to their minority shareholders.

                                        - 4 -


Special Committee of Magna's Board of Directors

Magna's board of directors appointed a special committee comprised of three independent directors with a mandate to review management's proposal to take private one of Magna's public subsidiaries, consider alternatives to such proposal and make recommendations to the board of directors regarding the same. The special committee retained an independent financial advisor to assist it in its evaluation of the proposal. During its deliberations, the special committee explored various alternatives, including a proposal to take private all of Magna's three public subsidiaries. In consultation with CIBC World Markets Inc., its financial advisor, the special committee considered various valuation approaches (including comparable transactions, comparable trading multiples and discounted cash flow analyses) in reaching its recommendation on the appropriate share exchange ratio for each of the three transactions. Following the conclusion of its deliberations and taking into account the advice received from its financial advisor, the special committee unanimously determined that the alternate proposal to take Intier, Decoma and Tesma private was in the best interests of Magna and recommended that the proposal be approved by the board of directors. Based on this recommendation and its further deliberations, the independent members of Magna's board of directors unanimously approved the proposal.

     Related Party Transactions

The transactions constitute related party transactions. However, Magna is not required to provide Magna shareholders with a formal valuation or submit the transactions for approval by Magna's minority shareholders because, in addition to other potentially applicable exemptions, each proposal is exempt from the formal valuation and minority approval requirements of Ontario Securities Commission Rule 61-501, which governs transactions of this nature, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the proposed transactions, insofar as they involve interested parties, exceeds 25% of Magna's market capitalization.

6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7. Omitted Information

Not applicable.


8. Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 29th day of October, 2004.



MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                            PRESS RELEASE
              MAGNA ANNOUNCES PROPOSALS TO TAKE PRIVATE
                      ITS PUBLIC SUBSIDIARIES


October 25, 2004, Aurora, Ontario, Canada - Magna International Inc.
(TSX: MG.A, MG.B; NYSE: MGA)
announced today that it has made separate proposals to the respective boards of directors of its three public subsidiaries, Intier Automotive Inc. (TSX: IAI.A; NASDAQ: IAIA), Decoma International Inc. (TSX: DEC.A; NASDAQ: DECA) and Tesma International Inc. (TSX: TSM.A;
NASDAQ: TSMA), in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions.

Under the Intier proposal, shareholders of Intier would receive 0.3847 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn. $125 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. If shareholders elect to receive cash in excess of Cdn. $125 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 36.5% over the VWAP of Intier's Class A Subordinate Voting Shares over the same period.

Under the Decoma proposal, shareholders of Decoma would receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders in the proposed transaction would be capped at Cdn. $150 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. If shareholders elect to receive cash in excess of Cdn. $150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 26.3% over the VWAP of Decoma's Class A Subordinate Voting Shares over the same period.

Under the Tesma proposal, shareholders of Tesma would receive 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Tesma shareholders in the proposed transaction would be capped at Cdn. $350 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. If shareholders elect to receive cash in excess of Cdn. $350 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 33.3% over the VWAP of Tesma's Class A Subordinate Voting Shares over the same period.

Based on the VWAP of Magna's Class A Subordinate Voting Shares over the
20 trading days ended October 22, 2004, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna is approximately Cdn. $1.3 billion. The total purchase price would be satisfied by the issuance of approximately 13.9 million Magna Class A Subordinate Voting Shares, in the event shareholders of the subsidiaries receive all stock, or approximately 7.1 million Magna Class A Subordinate Voting Shares and Cdn. $625 million in cash, in the event shareholders of the subsidiaries elect to receive the maximum amount of cash.

Each of the proposed transactions is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Under the terms of the proposals and as required by Ontario law, the respective boards of directors of Intier, Decoma and Tesma would each establish an independent committee to consider the proposal from Magna. Each independent committee would retain legal and financial advisors to assist it and in particular would engage and supervise a financial advisor to prepare a formal valuation of its Class A Subordinate Voting Shares. Proxy solicitation materials would be prepared by each of Intier, Decoma and Tesma in connection with the respective special meetings of shareholders to be called to consider the plan of arrangement. The proxy materials for each meeting would disclose the relevant formal valuation and would also contain whatever recommendation the independent members of its board of directors deem appropriate following the conclusion of their deliberations and taking into account the advice received from their legal and financial advisors.

Magna currently owns an approximate (i) 86% equity interest in Intier as well as approximately U.S. $218 million in convertible preferred shares and has the right to cast approximately 99% of the votes attached to Intier's outstanding shares, (ii) 74% equity interest in Decoma as well as approximately Cdn. $200 million in convertible preferred shares and has the right to cast approximately 97% of the votes attached to Decoma's outstanding shares and (iii) 44% equity interest in Tesma and has the right to cast approximately 89% of the votes attached to Tesma's outstanding shares.

For further information: please contact Vincent J. Galifi, Magna's Executive Vice-President and Chief Financial Officer, at (905) 726-7100.


    -------------------------------------------------------------------------
    Magna will hold a conference call for interested analysts and shareholders to discuss the proposals this morning at 8:00 a.m. EDT.
    The conference call will be co-chaired by Mark T. Hogan, Magna's President and Vincent J. Galifi, Magna's Executive Vice-President and Chief Financial Officer.

    The number to use for this call is 1-888-706-4263. The number for overseas callers is 1-416-641-6702. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com.
    A slide presentation accompanying the conference call will be on Magna's website prior to the call. Both the webcast and the slide presentation can be found in the Investor Relations section of Magna's website.
    For teleconferencing questions, please call 905-726-7103.
    -------------------------------------------------------------------------

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries. For further information on Magna, please visit www.magna.com.

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.